Exhibit (e)(10)

HOME PRODUCTS INTERNATIONAL, INC.
EXECUTIVE INCENTIVE PLAN

ARTICLE 1

STATEMENT OF PURPOSE

     1.1 History. The Plan was initially established in 1998. The Plan has been amended as provided herein.

     1.2 General Purpose. It is the purpose of the Home Products International, Inc. Executive Incentive Plan to secure and retain the services of a select group of management or highly compensated employees of Home Products International, Inc., and to provide a financial incentive to these key employees to devote extraordinary energies to the Company.

     1.3 Performance Based Results. Benefits shall be paid under this Plan only by reason of achievement of the performance goals as set forth herein and as modified and further provided annually by the Board.

     1.4 Internal Revenue Code and ERISA; General Creditor Status of Participants.

     (a) Status under the Employee Retirement Income Security Act of 1974. It is intended that the Plan not be deemed to be an “employee pension benefit plan” as defined in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or an “employee benefit plan” within the meaning of section 3(3) of ERISA. However, should the Plan or any part thereof be determined to be an “employee pension benefit plan” under ERISA, it is intended that the Plan be entitled to all statutory and regulatory exemptions under ERISA applicable to plans maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

     (b) Creditor Status of Participants. Nothing contained in this Plan, and no action taken pursuant hereto, shall create, or be construed to create, a trust of any kind. It is intended that all benefits be paid from the general assets of the Company and that benefits accrued under the Plan be unfunded for ERISA and Code purposes until paid. Each Participant is an unsecured general creditor of the Company and this Plan constitutes a mere promise by the Company to make certain payments in the future.

ARTICLE 2

DEFINITIONS

     2.1 “Account” means the entire interest of a Participant in his portion of the Deferred Bonus Pool.

     2.2 “Base Compensation” means the base compensation paid by the Company to the Employee for the Plan Year including pre-tax contributions pursuant to Code Sections 125, 132(f) and 402(e)(3), and excluding bonuses, stock options, incentive pay, severance payments, taxable fringe benefits and contributions to this or any other deferred compensation plan.

     2.3 “Beneficiary” means the person, persons or entity last designated by a Participant pursuant to Article 6 as entitled to receive benefits under the Plan by reason of the death of the Participant.

     2.4 “Board” means the Board of Directors of the Company.

     2.5 “Bonus Pool” means the sum determined pursuant to Article 4 of the Plan representing the aggregate incentive compensation allocable to Participants with respect to each Plan Year.

     2.6 “Cause” means (a) willful failure by the Employee to perform his material employment duties (other than any such failure resulting from the Employee’s incapacity due to physical or mental illness); (b) willful misconduct which is materially injurious to the Company or its Subsidiaries; or (c) a material violation of any of the restrictive covenants applicable to such Employee. For purposes herein, the word “willful” means any act done or omitted to be done not in good faith and without reasonable belief that such action or omission was in the best interest of the Company.

     2.7 “Change in Control” has the meaning ascribed to such term in the Company’s 1999 Performance Incentive Plan.

     2.8 “Code” means the Internal Revenue Code of 1986, as amended, and successor statutes of similar purpose. A reference to any specific section of the Code shall be a reference to the same or similar text if that section is renumbered or redesignated, and a reference to one or more sections of a successor statute addressing the same or parallel concepts.

     2.9 “Committee” means the Compensation Committee of the Board, which shall consist solely of two or more members of the Board.

     2.10 “Company” means Home Products International, Inc. and each Subsidiary that, with the consent of Home Products International, Inc., adopts the Plan and participates therein.

     2.11 “Deferred Bonus” means the portion of a Participant’s Total Award Earned that is deferred.

     2.12 “Deferred Bonus Pool” means the portion of the Bonus Pool that is deferred as provided in Section 4.6.

     2.13 “Disability” means a physical or mental condition entitling the Participant to benefits under any policy of disability insurance covering the Participant or, if none, a physical or mental condition rendering the Participant unable to perform the regular duties of his employment with the Company for a period of more than one hundred eighty (180) consecutive days.

     2.14 “Distributable Bonus Pool” means the portion of the Bonus Pool that is distributable as provided in Section 4.5.

     2.15 “Employee” means a person who is an officer of the Company and has a common-law employer-employee relationship with the Company. The term shall not include persons characterized by the Company as “independent contractors,” “leased employees,” or “consultants,” regardless of how such persons may be characterized for income or payroll tax withholding or liability, worker’s compensation payments or unemployment compensation premium calculations by the Internal Revenue Service or other governmental authority.

     2.16 “Participant” means a person who has been selected to share in the allocation of the Bonus Pool for the Plan Year or in any prior Plan Year.

     2.17 “Plan” means the Home Products International, Inc. Executive Incentive Plan, as set forth herein, and as the same may hereafter be amended.

     2.18 “Plan Administrator” means the Committee.

     2.19 “Plan Year” means the calendar year.

     2.20 “Return on Capital Employed” (“ROCE”) means the percent of pre-tax income (as set forth annually by the Committee) (excluding extraordinary items) plus interest on long-term debt and the cost of all incentive compensation plans divided by the Plan Year’s monthly average of the sum of shareholders’ equity plus long-term debt and capitalized losses. Commencing January 1, 2002, the cost of resin purchases shall be excluded in the calculation of ROCE. ROCE shall be measured in tenths of a percent and interpolated thereon. If in any year the Committee does not establish the ROCE percentage, such percentage shall be twelve percent (12%).

     2.21 “Stock” means the common stock of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

     2.22 “Subsidiary” means any corporation or entity in which the Company directly or indirectly owns or controls fifty percent (50%) or more of the equity securities issued by such corporation or entity having the power to vote for the election of directors.

     2.23 “Target Incentive Award Level” means the percent of Base Compensation established for each category of officers participating in this Plan.

     2.24 “Target Incentive Award” means for each Participant, the Participant’s Base Compensation multiplied by the applicable Target Incentive Award Level.

     2.25 “Total Award Earned” means for each Participant, the Target Incentive Award as adjusted by the ROCE performance.

ARTICLE 3

PARTICIPATION

     3.1 Eligibility. Participation in the Plan shall be strictly limited to persons who are Employees who, by the nature and scope of their position, are materially responsible for the management, growth and success of the business.

     3.2 Determination of Participants. With respect to the Plan Year, the Committee will identify the Employees who will participant in the Plan for such Plan Year.

ARTICLE 4

ESTABLISHMENT AND ALLOCATION
OF ANNUAL BONUS POOL

     4.1 Establishment of Bonus Pool. With respect to each Plan Year, there shall be deemed to exist a Bonus Pool.

     4.2 Award Values. The Committee shall establish a Target Incentive Award Level for each Participant. Participants shall be placed into varying categories, with each category assigned a Target Incentive Award Level. The initial categories and Target Incentive Award Levels are set forth below:

Participant Category	Target Incentive Award Level
Chief Executive Officer	50%
Chief Operating Officer of Subsidiaries And Chief Financial Officer	30%

Participant Category	Target Incentive Award Level
Other Key Officers	20%

     The Committee may prospectively change the categories and the Target Incentive Award Level assigned to the applicable category.

     4.3 ROCE Goal. The Committee shall establish, prior to the beginning of each Plan Year, a planned level of ROCE performance at which one hundred percent (100%) of the Target Incentive Award shall be earned. The Committee shall also establish the performance levels above and below this target performance level, including at which level the minimum incentive awards shall be earned. Unless otherwise established by the Committee, for each increment of one percent of the first five percent above the ROCE goal, there shall be an increase in Target Incentive Award by five percent (5%). For each increment of one percent increase of the ROCE goal above five percent (5%), there shall be an increase of the Target Incentive Award by an additional two percent (2%). For each decrement of one percent below the ROCE goal, there shall be a decrease in Target Incentive Award by five percent (5%). Unless otherwise established by the Committee, if the ROCE performance was below twelve percent (12%), the Target Incentive Award shall be reduced to zero. The Committee hereby reserves the right to adjust the ROCE calculation (either up or down) during the Plan Year if, in its sole discretion, it determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals and unduly influenced the Company’s ability to meet such goals. At the end of each Plan Year, final awards shall be computed for each Participant, subject to adjustment by the Committee. If the final award amounts are below the Target Incentive Award, such amounts may be adjusted based on the Committee’s assessment of Company performance results.

     For example, the Committee may establish a schedule for the ROCE goal of twenty percent (20%) as follows:

ROCE	Percent of Award Earned
Over 25%	A 2% increase in the Target Incentive Award (100%) for each increment of 1% in the ROCE

20.1% - 25%	A 5% increase in the target incentive award (100%) for each increment of 1% in the ROCE goal achieved

20%	100% of planned performance level

12.0% - 19.9%	A 5% decrease in the Target Incentive Award (100%) for each decrement of 1% in the ROCE from planned level

ROCE	Percent of Award Earned
Below 12%	0%

     4.4 Determination of Total Award Earned. The Total Award Earned shall equal the Target Incentive Award if the ROCE goal is achieved. If the ROCE performance is greater than or less than the ROCE goal, the Total Award Earned shall be adjusted as provided in Section 4.3, but in no event shall the Total Award Earned in any Plan Year by a Participant exceed one hundred fifty percent (150%) of the Participant’s Target Incentive Award. The Total Award Earned shall be further adjusted pursuant to the terms of Sections 4.7 and 4.8 below. Exhibit A attached hereto provides an illustration of the calculation of the Total Award Earned.

     4.5 Distributable Bonus Pool. Each Participant shall receive a cash distribution equal to fifty percent (50%) of his Total Award Earned for such Plan Year. This Distributable Bonus Pool shall be distributed as soon as administratively feasible following the end of the Plan Year. The remaining fifty percent (50%) of the Participant’s Total Award Earned shall be deferred as provided in Section 4.6

     4.6 Deferred Bonus Pool.

     (a) Establishment of Account. The Company shall establish on its books an Account on behalf of each Participant who has received an allocation from the Deferred Bonus Pool. The Account shall be a bookkeeping account only.

     (b) Credits to Account. For each Plan Year in which the Participant is a Participant, there shall be credited to his Account his share of the allocation of the Deferred Bonus Pool for that Plan Year (i.e. 50% of his Total Award Earned). The Participant’s Account will be credited with the number of share units represented by the deferred portion based on the average value of the Stock over the last twenty (20) trading days of the Plan Year. Each share unit shall represent one (1) share of Stock. The value of share units shall increase and decrease in the same manner as the Stock.

     4.7 Partial Plan Year Participation. The Committee may permit an Employee who becomes eligible during the Plan Year to participate in the Plan. In such case, the Participant’s Total Award Earned shall be prorated based on the number of full months of participation during the applicable Plan Year. If a Participant’s incentive category as set forth in Section 4.2 above is changed during a Plan Year, such Participant’s bonus shall be based on the number of months spent in each incentive category during the Plan Year. The pro-ration shall be determined by multiplying the Total Award Earned for a full year of participation at each incentive category level by a fraction; the numerator of which shall be the number of months spent in the applicable incentive category (rounded to the nearest whole number) and the denominator of which shall be twelve (12). The Participant’s Total Award Earned shall be the sum of the prorated awards calculated for the time spent at each incentive category level, with consideration to changes in Base Compensation, when appropriate.

     4.8 Termination of Employment. Except as provided otherwise below, if a Participant’s employment with the Company or Subsidiary terminates during a Plan Year, he shall not be entitled to an allocation of any portion of the Distributable Bonus Pool or Deferred Bonus Pool for that Plan Year. If a Participant’s termination is attributable to death, retirement or Disability, the Committee, in its sole discretion, may grant such Participant an award for such Plan Year. If a Participant is involuntarily terminated by the Company during the Plan Year, the Committee, in its sole discretion, may grant such Participant an award for such Plan Year. Such award may be computed as a full or pro-rata award as determined by the Committee. For purposes of this Plan, an involuntary termination means actual or express termination of employment by the Company or Subsidiary, provided, however, that such termination is not for Cause.

     4.9 Change in Control. In the event of a Change in Control, the Participant shall be entitled to a prorated award equal to the amount of his Target Incentive Award for the Plan Year during which such Change in Control occurs prorated to reflect the months in the Plan Year prior to the effective date of the Change in Control. The share units credited to his Account shall be converted to cash by multiplying the number of share units in the Participant’s Account by the sale price of a share of common stock as reported by NASDAQ or on any national securities exchange on the last business day before such Change in Control occurs. If the Stock is not then traded in the over-the-counter market or listed in the NASDAQ or on any national securities exchange, the fair market value shall be determined by such means as the Committee shall determine. All payments resulting from a Change in Control shall be paid in cash to the Participant within ten (10) days after such event takes place. To receive this lump sum payment, if requested by the acquiring entity, the Participant must agree to remain employed for a period of ninety (90) days following the Change in Control. If an acquisition or divestiture is made during a Plan Year, a new ROCE goal shall be developed on a timely basis by the Committee. The Plan Year’s Bonus Pool shall be pro-rated with the Change in Control date used as the end date of the Plan Year.

ARTICLE 5

VESTING AND PAYMENT OF ACCOUNTS

     5.1 Vesting of Accounts. Each Deferred Bonus shall be subject to a rolling three (3) year vesting schedule. Vesting shall be ratably over three (3) years commencing with the third Plan Year following the year during which the Deferred Bonus is earned. The Participant must be employed as of the last day of the Plan Year in order to receive vesting credit for such Plan Year. For example, with respect to a Deferred Bonus earned in 2003, one-third of such Deferred Bonus shall be vested as of December 31, 2006, Notwithstanding the above, each Participant shall become fully vested in his Account as of the date of his death while an Employee, his employment is terminated due to Disability, his retirement or there occurs a Change in Control.

     5.2 Payout of Accounts. Each Deferred Bonus allocated to a Participant’s Account shall be paid as provided herein following the date in which the Deferred Bonus (or portion thereof) becomes vested. Except as otherwise determined by the Committee, if a Participant’s employment is terminated prior to becoming one hundred percent (100%) vested, such Participant’s remaining Account shall be forfeited. The Participant shall receive a distribution equal to the number of share units relating to the vested Account. Each distribution shall be valued as of the applicable December 31st closing price of the Stock and made after the end of the applicable Plan Year. In its discretion, the Company may pay a portion of each distribution in cash in an amount sufficient to pay the estimated federal income taxes attributable to the installment distribution. The remaining portion of each distribution shall be paid in the form of Stock at the ratio of one share unit to one share of Stock. Exhibit A attached hereto provides an illustration of the calculation of the payout of the Deferred Bonus Pool.

ARTICLE 6

BENEFICIARY DESIGNATION

     6.1 Designation by Participant. Each Participant shall have the right to designate one or more primary beneficiaries and one or more contingent beneficiaries to receive the amount represented by his Account in the event of his death under circumstances in which a benefit is payable under the Plan. The Participants shall have the right to revoke or change beneficiary designations from time to time, and each such change shall constitute a revocation of all prior designations. No beneficiary designation shall be effective unless in writing and delivered to the Plan Administrator prior to the death of the Participant. Any such beneficiary designation shall be subordinate to any court order applicable to the Participant’s interest in the Plan.

     6.2 Default Provision. If a Participant dies without having designated a beneficiary, or if no such designated beneficiary survives the Participant, any benefit payable by reason of the death of the Participant shall be payable to his spouse, and if none, to his estate.

ARTICLE 7

PLAN ADMINISTRATION

     7.1 Authority and Delegation. In general, the affairs of the Plan shall be administered by the Plan Administrator. However, the Plan Administrator has the right, but not the obligation, to delegate any of its duties and authorities.

     7.2 Duties, Responsibilities and Authority of the Plan Administrator. The Plan Administrator shall have the following duties and the authority to take such actions as are reasonably necessary or desirable to discharge the same:

          (a) to maintain and preserve records relating to each Participant and each Beneficiary;

          (b) to prepare and to furnish to each Participant and to others entitled to receive the same, all information and notices required under state or Federal law or the provisions of the Plan;

          (c) to prepare and file or publish and distribute, as required by law, all returns, reports, notices, descriptions and other information required under law to be so filed or published and distributed;

          (d) to construe all provisions of the Plan, to correct any defect therein, and to supply any omissions therefrom;

          (e) to determine eligibility for benefits and to provide procedures for the appeal of denied claims for benefits;

          (f) to promulgate such policies, procedures and rules of general and specific application as the Plan Administrator, in its discretion, deems necessary or desirable to administer the Plan and to further the purposes for which it exists, and from time to time to change such policies, procedures and rules;

          (g) to delegate to qualified persons or entities such of its ministerial duties as it sees fit to so delegate and to rescind such delegations; provided, however, that the Plan Administrator shall remain responsible for the authorized acts of its delegates; and

          (h) to exercise such other powers and discharge such other duties and responsibilities as are specified in the Plan as being within the province of the Plan Administrator.

     7.3 Construction of the Plan. The Plan Administrator shall take such steps as are considered necessary and appropriate to remedy any inequity that results from incorrect information received or communicated in good faith or as the consequence of an administrative error. The Plan Administrator shall interpret the Plan and shall determine the questions arising thereunder in the administration, interpretation and application of the Plan. The Plan Administrator shall correct any defect in the Plan, shall reconcile any inconsistency under the Plan, and shall supply any omission with respect to the Plan. All such corrections, reconciliation’s, interpretations and supplied omissions shall be final and binding upon all parties.

     7.4 Engagement of Assistants and Advisers. The Company shall have the right to engage the services of such persons and organizations as it, in its sole discretion, deems necessary or advisable to facilitate the operation of the Plan and the accomplishment of its purposes.

ARTICLE 8

PLAN AMENDMENT AND
TERMINATION

     8.1 Amendment. The Board may amend at any time the Plan. Any such amendment shall be by written instrument, shall be communicated to the Participants, and shall not reduce the amount standing to a Participant’s credit in his Account.

     8.2 Plan Termination. The Company reserves the right to terminate the Plan in whole or in part at any time and without notice to any person or entity. Upon termination of the Plan, the Plan Administrator shall supervise the administration of the existing Accounts.

ARTICLE 9

MISCELLANEOUS PROVISIONS

     9.1 Nonalienation of Benefits. None of the payments, benefits or rights of a Participant or Beneficiary under this Plan shall be subject to any claim of any creditor of the Participant or his Beneficiary and, in particular, to the fullest extent permitted by law, all such payments, benefits and rights shall be free from attachment, garnishment, levy, execution, trustee’s process, or any other legal or equitable process available to any creditor of the Participant or his Beneficiary. Neither a Participant nor any Beneficiary shall have the right to alienate, sell, transfer, anticipate, commute, pledge, encumber or assign any of the benefits or payments which he may expect to receive, contingently or otherwise, under the Plan, except that a Participant may designate one or more Beneficiaries as hereinabove provided.

     9.2 Terms of Employment. Neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund or account, nor the admission of any person to participation in the Plan, nor the payment of any benefits shall be construed as giving any Participant or Beneficiary the right to be retained in the service of the Company; and each Participant shall remain subject to retention in the employ of the Company and to discharge from such employ to the same extent and on the same conditions as if the Plan had never been adopted.

     9.3 Effect on Other Parties. The Plan as set forth herein, and as amended from time to time, shall be binding upon the heirs, executors, administrators, successors, assigns and other personal representatives of each Participant and Beneficiary.

     9.4 Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

     9.5 Severability of Provisions. If any provision in this instrument is found by a court of competent jurisdiction to be unlawful or unenforceable, such provision shall be deemed null and void, and the balance of this instrument shall continue in force and effect, as if such unlawful or unenforceable provision had not been included in the Plan.

     9.6 Gender and Number. All provisions in the Plan are intended to be gender-neutral. Accordingly, except where otherwise clearly indicated by context, the masculine, the feminine and the neuter form of any word shall include all other gender- designating forms, the singular shall include the plural, and vice-versa.

     9.7 Payments to Legally Incapacitated Persons. Any benefit payable to or for the benefit of a minor, an incompetent person or any other person incapable of effectively receipting therefor shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the payor, the Plan Administrator, the Company, and all other parties with respect thereto.

     9.8 Entire Agreement. This instrument shall constitute the entire agreement among the parties with respect to the subject matter hereof, and shall supersede all previous understandings on the subject.

     9.9 Controlling Law. The Plan shall be construed and enforced according to the laws of the State of Illinois to the extent not preempted by Federal law, which shall otherwise control.

EXHIBIT A

Illustration of Calculation of Bonus

Assumptions:

•	Participant A’s base salary is $100,000

•	Participant is a “Key Officer” and has a 20% Target Incentive Award Level

•	The ROCE goal is 20%

•	Actual ROCE for the Plan Year is 22%

•	The average market value of one share of Stock is $18 over the last 20 trading days of the Plan Year and is $30 over the last 20 trading days of the third year.

Award Calculations:

•	Calculate Target Incentive Award earned:

Participant’s	Target Incentive	Target Incentive
Base Salary	Award Level	Award
$100,000	x 20%	= $20,000

•	Calculate Total Award Earned:

•	Determine degree of performance goal attainment. Actual ROCE performance is 110% (22% divided by 20%) of the target ROCE, so according to the performance schedule, the award to be earned will be increased by 10%

•	Adjust the Target Incentive Award:

Target		Total
Incentive Award	110%	Award
$20,000	x 1.10	= $22,000

•	$11,000 (50% of the Total Award) will be paid out to participants in cash. The other 50% of the award will be deferred and paid on a rolling basis beginning at the end of three years.

•	Calculate Deferred Award Distribution:

•	Calculate share unit component of the deferred portion to be credited to Participant A’s Account.

Deferred
Portion	Market price of Stock	Number of share units
$11,000	divided by $18	= 611

Number of share units in the Account	611 units
Percentage of units to be distributed	33%

Number of share units to be distributed	203 units
Share value of Stock as of applicable December 31	30.00

Value of distribution	$6,090
Payment in cash (30%)	$1,827
Payment in Stock ([6090 – 1827] divided by 30)	142 shares

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